EXHIBIT 99.1

Innate Pharma Presents Preliminary Data from TELLOMAK Trial Showing Clinical Response for Lacutamab in Mycosis Fungoides

First data set from TELLOMAK establishes safety, clinical responses and skin improvement in patients with mycosis fungoides that express KIR3DL2

Data support continued development of lacutamab for KIR3DL2-expressing T-cell lymphomas

Results presented at 16th International Conference on Malignant Lymphoma; Innate to host investor event tomorrow, June 23, at 2:00 p.m. CEST / 8:00 a.m. EDT

MARSEILLE, France, June 22, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced preliminary data from the mycosis fungoides (MF) cohort of the Phase 2 TELLOMAK clinical trial, evaluating lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, in an oral presentation at the 16th International Conference on Malignant Lymphoma (16-ICML).

Lacutamab demonstrated clinical responses in patients with MF that express KIR3DL2 (cohort 2), reaching the pre-determined threshold to advance to stage 2.1

As of the May 10, 2021 data cutoff, in the KIR3DL2-expressing cohort (n=17), complete (n=1), partial (n=3) and unconfirmed partial (n=2) global responses were observed. Following the data cutoff, the two unconfirmed partial responses have been confirmed.

When evaluating responses in the skin, one patient had a complete response, eight patients had a partial response and two patients had an unconfirmed partial response. Out of seven patients with blood involvement, four had a complete response in the blood, and out of eight patients with lymph node involvement, one had a partial response. Following the data cutoff, the two unconfirmed partial responses in the skin have been confirmed.

All patients (n=19) in the KIR3DL2-non-expressing cohort (Cohort 3) have been recruited. The threshold of responses needed to advance to stage 2 has not been reached, and follow up is ongoing.

“We are pleased by the response demonstrated to date in patients with mycosis fungoides that express KIR3DL2, which has enabled us to advance this cohort earlier than expected,” said Joyson Karakunnel, M.D., MSc, FACP, Chief Medical Officer of Innate Pharma. “These data confirm our initial hypothesis that lacutamab may benefit patients with KIR3DL2-expressing T-cell lymphomas, and support our data-driven approach in pursuit of a new standard of care in this population. Looking ahead, we continue to enroll patients in both the mycosis fungoides and Sézary syndrome cohorts of our TELLOMAK study. In addition, we plan to initiate our peripheral T-cell lymphoma program for lacutamab, with our Phase 1b monotherapy study expected to start mid-year and an investigator-sponsored combination study expected in the second half of this year.”

In line with previous observations, lacutamab demonstrated a favorable safety profile in MF. Grades 1-2 treatment-related adverse events (AE) were observed, with one patient (out of 36) experiencing a grade 3 AE. No relevant skin toxicities were observed.

“Mycosis fungoides, and cutaneous T-cell lymphomas more broadly, are associated with poor clinical outcomes, particularly at advanced stages,” said Pr. Martine Bagot, Head of the Dermatology Department, Saint Louis Hospital, Paris, and a study investigator. “The clinical responses and favorable safety profile observed in the TELLOMAK study are quite encouraging so far. I am particularly pleased by the preliminary skin responses, as relapsed/refractory patients are in need of new treatment options that can improve their quality of life, and slow disease progression. I look forward to seeing more data from lacutamab as this trial progresses with the enrollment of additional patients in this cohort.”

Innate will provide additional information on these results tomorrow, June 23, 2021, in an investor event scheduled for 2:00 p.m. CEST / 8:00 a.m. EDT. Details to access the live event are available in the investors section of Innate’s website, where a replay of the webcast will also be archived for 90 days following the event.

About Lacutamab:

Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease. This group of rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About TELLOMAK:

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:

  Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab.
  Cohort 2: lacutamab being evaluated as a single agent in up to approximately 50 patients with MF that express KIR3DL2, as determined at baseline.
  Cohort 3: lacutamab being evaluated as a single agent in up to approximately 38 patients with MF that do not express KIR3DL2, as determined at baseline.

The MF cohorts follow a Simon 2-stage design that will terminate early if treatment is considered futile. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, quality of life and adverse events.

Global response in cutaneous lymphoma is measured by the guidelines published by Olsen et. al in the Journal of Clinical Oncology in 2011.2

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

__________________________________________________________________

1 In this trial, KIR3DL2-expression is defined as tumors that have KIR3DL2 staining detected in ≥1% of mononuclear cells by immunohistochemistry using central evaluation.
2 Olsen EA, Whittaker S, Kim YH, et al. Clinical end points and response criteria in mycosis fungoides and Sézary syndrome: a consensus statement of the International Society for Cutaneous Lymphomas, the United States Cutaneous Lymphoma Consortium, and the Cutaneous Lymphoma Task Force of the European Organisation for Research and Treatment of Cancer. J Clin Oncol. 2011; 29(18): 2598-2607. doi: 10.1200/JCO.2010.32.0630